UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PostRock Energy Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

737525105
(CUSIP Number)

March 6, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)1

☒ Rule 13d-1(c)2

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________

1	Filed pursuant to Rule 13d-1(b) by each of Swank Capital, LLC, Swank Energy Income Advisors, LP and Jerry V. Swank.
2	Filed pursuant to Rule 13d-1(c) by Cushing MLP Opportunity Fund I, LP.

CUSIP No. 737525105	13G	Page of 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. CUSHING MLP OPPORTUNITY FUND I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 437,113
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 437,113
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,113
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 737525105	13G	Page of 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. SWANK CAPITAL, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 741,653
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 741,653
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,653
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 737525105	13G	Page of 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. SWANK ENERGY INCOME ADVISORS, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 741,653
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 741,653
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,653
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 737525105	13G	Page of 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS. JERRY V. SWANK
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 741,653
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 741,653
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,653
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 737525105	13G	Page of 6 of 9 Pages

Item 1.	(a)	Name of Issuer

PostRock Energy Corporation (the "Issuer")

	(b)	Address of Issuer's Principal Executive Offices:

210 Park Avenue, Suite 2750, Oklahoma City, OK 73102

Item 2	(a)	Name of Person Filing:

Cushing MLP Opportunity Fund I, LP, Swank Capital, LLC ("Swank Capital"), Swank Energy Income Advisors, LP ("Swank Advisors") and Mr. Jerry V. Swank.

	(b)	Address of Principal Business Office or, if none, Residence:

3300 Oak Lawn Avenue, Suite 650, Dallas, TX 75219

	(c)	Citizenship:

Cushing MLP Opportunity Fund I, LP is a limited partnership organized under the laws of the State of Delaware.  Swank Capital is a limited liability company organized under the laws of the State of Texas.  Swank Advisors is a limited partnership organized under the laws of the State of Texas.  Mr. Swank is the principal of Swank Capital and Swank Advisors and is a U.S. citizen.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

	(e)	CUSIP Number:

737525105

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);3

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);4

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
___________

3	Swank Advisors.
4	Each of Swank Capital and Mr. Swank.

CUSIP No. 737525105	13G	Page of 7 of 9 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
Cushing MLP Opportunity Fund I, LP may be deemed the beneficial owner of 437,113 shares of Common Stock and each of Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owner of 741,653 shares of Common Stock.

(b)	Percent of Class:
Cushing MLP Opportunity Fund I, LP may be deemed the beneficial owner of 5.4% of the outstanding shares of Common Stock and each of Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owner of 9.1% of the outstanding shares of Common Stock.  Such percentages have been determined by reference to the estimated maximum number of shares of Common Stock to be issued and outstanding as of the consummation of the transaction giving rise to the requirement to file this Schedule (8,126,506 shares of Common Stock), as reported in the Issuer’s Registration Statement on S-4/A filed December 17, 2009.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

Cushing MLP Opportunity Fund I, LP holds 437,113 shares of Common Stock and may be deemed to have shared voting and dispositive powers over such shares.  Each of Swank Advisors (as investment advisor to Cushing MLP Opportunity Fund I, LP and other holders of Common Stock), Swank Capital (as general partner of Swank Advisors), and Mr. Swank (as the principal of Swank Capital) may share the power to direct the voting or disposition of 741,653 shares of Common Stock (including the shares of Common Stock held by Cushing MLP Opportunity Fund I, LP and other holders of Common Stock for which Swank Advisors serves as investment advisor).

Item 5.	Ownership of Five Percent or Less of a Class.

CUSIP No. 737525105	13G	Page of 8 of 9 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the financial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1	Joint Filing Agreement, dated March 17, 2010, among Cushing MLP Opportunity Fund I, LP, Swank Capital, Swank Advisors and Mr. Swank.

CUSIP No. 737525105	13G	Page of 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2010

CUSHING MLP OPPORTUNITY FUND I, LP

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK CAPITAL, LLC

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

/s/ Jerry V. Swank
Jerry V. Swank